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                               December 15, 2023

       Wensheng Liu
       Chief Executive Officer
       ETAO International Co., Ltd.
       1460 Broadway, 14th Floor
       New York, NY 10036

                                                        Re: ETAO International
Co., Ltd.
                                                            Annual Report on
Form 20-F
                                                            Filed September 1,
2023
                                                            File No. 001-41629

       Dear Wensheng Liu:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Introduction
       Conventions Used in this Annual Report, page iii

   1. We note your defined term "China" excludes "for the purpose of this annual report only and references to the
specific laws and regulations, Hong Kong, Macau and Taiwan."
                                                        Please clarify that the
legal and operational risks associated with operating in China discussed elsewhere in
the annual report also apply to operations in Hong Kong and
                                                        Macau. Furthermore,
please revise to clarify which of your entities are domiciled in or have operations in Hong
Kong and/or Macau and discuss the applicable laws and
                                                        regulations in Hong
Kong and/or Macau as well as the related risks and consequences.
       Item 3. Key Information, page 1

   2. At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a Cayman
Islands holding company with operations conducted by your
                                                        subsidiaries and
through contractual arrangements with variable interest entities (VIEs)
                                                        based in China and that
this structure involves unique risks to investors. If true, disclose
 Wensheng Liu
FirstName LastNameWensheng
ETAO International Co., Ltd. Liu
Comapany15,
December  NameETAO
              2023     International Co., Ltd.
December
Page 2    15, 2023 Page 2
FirstName LastName
         that these contracts have not been tested in a court of law. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of your securities to significantly decline or become worthless.
         Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.
3. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China. Your disclosure
         should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how
         recent statements and regulatory actions by China   s government, such
as those related to
         the use of variable interest entities and data security or anti-monopoly concerns, have or
         may impact the company   s ability to conduct its business, accept
foreign investments, or
         list on a U.S. or other foreign exchange.
4.       Please disclose the location of your auditor   s headquarters and
whether and how the
         Holding Foreign Companies Accountable Act, as amended by the
Consolidated
         Appropriations Act, 2023, and related regulations will affect your company. Please also revise to update your disclosure in your risk factors on pages 36 and 45 accordingly.
5.       Please provide a diagram of the company   s corporate structure,
identifying the person or
         entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that
         results in consolidation of the VIE   s operations and financial
results into your financial
         statements. Identify clearly the entity in which investors are purchasing their interest and
         the entity(ies) in which the company   s operations are conducted.
Describe the relevant
         contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.
6. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
 Wensheng Liu
FirstName LastNameWensheng
ETAO International Co., Ltd. Liu
Comapany15,
December  NameETAO
              2023     International Co., Ltd.
December
Page 3    15, 2023 Page 3
FirstName LastName
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIEs conduct operations in China, that each VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations.
7. We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIEs' business operations through contractual agreements between the VIEs and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIEs. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIEs. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs. Please reflect this same disclosure here at the outset of Item 3. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the
         VIEs. Any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIEs for accounting purposes.
8. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is
         required to approve the VIE   s operations, and state affirmatively
whether you have
         received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
9. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer.
         Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and
 Wensheng Liu
ETAO International Co., Ltd.
December 15, 2023
Page 4
         your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
         Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
10. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading. In addition, please revise your disclosure in your risk factor on page 30 to replace the statements referring to a condensed consolidation schedule and to consolidated financial statements in your Form F-4
         (Registration No. 333-268819) with cross-references to the condensed consolidating schedule and the consolidated financial statements.
Item 16C. Principal Accountant Fees and Services., page 103

11. Please provide the disclosure regarding auditor fee and services required by Item 16.C
         Auditor Fee and Services. Also, please tell us your specific consideration of Item 16C.(f).
Consolidated Statements of Operations Information, page F-10

12. Please revise your schedule to disaggregate the WFOE, Etao International Healthcare
       Technology Co., Ltd., in its own column separate from the parent company, the VIE and
       the other subsidiaries.    Parent    is not defined in the filing, so
please clarify which entity
       this refers to. Also, please provide separate line items for intercompany amounts,
FirstName LastNameWensheng Liu
       including intercompany balances, activities and cash flows. The intercompany amounts
Comapany    NameETAO
       should             International
               be presented   on a gross Co.,
                                         basisLtd.
                                               and when necessary, additional
disclosure about such
       amounts
December         should
           15, 2023      be4included as appropriate.
                      Page
FirstName LastName
 Wensheng Liu
FirstName LastNameWensheng
ETAO International Co., Ltd. Liu
Comapany15,
December  NameETAO
              2023     International Co., Ltd.
December
Page 5    15, 2023 Page 5
FirstName LastName
General

13. To the extent that one or more of your officers and/or directors are located in China or Hong Kong, please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section, and include the risk in your summary risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact
Nicholas O'Leary at 202-551-4451 or Jessica Ansart at 202-551-4511 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Industrial Applications and
                                                                 Services
cc:      Joan Wu, Esq.